May 15, 2025

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O’Shanick

Re:	Turtle Beach Corporation

Acceleration Request for Registration Statement on Form S-3

File No. 333-287173

Dear Ms. O’Shanick,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Turtle Beach Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 19, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Dechert LLP, by calling Stephen M. Leitzell at (215) 994-2621.

If you have any questions regarding this request, please contact Stephen M. Leitzell of Dechert LLP at (215) 994-2621.

Sincerely, TURTLE BEACH CORPORATION

/s/ Mark Weinswig
Mark Weinswig Chief Financial Officer

cc:	Stephen M. Leitzell, Dechert LLP